

June 23, 2014

Via E-mail
Mr. Jeffrey L. Rutherford
Vice President and Chief Financial Officer
Ferro Corporation
6060 Parkland Boulevard
Mayfield Heights, OH 44124

> **Re: Ferro Corporation**
> **Form 10-K for the year ended December 31, 2013**
> **Filed February 24, 2014**
> **File No. 1-584**

Dear Mr. Rutherford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Results of Operations --- Consolidated, page 21

1.   We note that you do not quantify the impact of the various factors that affected your revenues from period to period**.** For example, on page 21, you state that the sales of precious metals were negatively impacted by the exit of solar pastes and lower sales in your North American and Asian metal powders product lines prior to being sold, but you do not quantify the impact. Similarly, you state on page 27 that gross profit in Pigments, Powders and Oxides increased in 2013 primarily due to favorable raw material costs, but do not indicate either the change in raw material costs or the impact of this change. These are just examples. In future filings please quantify the effects of such factors and also discuss whether you believe these factors are the result of a trend, and, if so, whether you expect it to continue and how it may impact your financial condition and results of operations. See Item 303 of Regulation S-K and SEC Release No. 33-8350. Please also see comment 3 of our letter dated August 19, 2009.

<u>Restructuring and impairment charges, page 23</u>

2.   Please ensure that in future filings you fully explain material changes in your line items. The current disclosure on the impairments taken in the third quarter of 2012 relating to your Electronic Materials reporting unit is cursory, although we note your disclosure in Note 5 to the Financial Statements. Please ensure that in future filings you provide a thorough description of the causes and effects of material changes in line items.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mindy Hooker at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or me at (202) 551-3768 with any other questions.

                                        Sincerely,

                                        /s/ John Cash

                                        John Cash
                                        Branch Chief